Bioral Nutrient Delivery, LLC
                         5310 Cypress Center Drive, #101
                                 Tampa, FL 33609

                                January 16, 2004


VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Bioral Nutrient Delivery, LLC
         Request to Withdrawal Registration Statement on Form 10-SB File No. 000-50479
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Ladies and Gentlemen:

         Bioral Nutrient Delivery, LLC (the "Company") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement on Form 10-SB (File No. 000-50479) originally filed with the Commission on November 19, 2003, together with all exhibits thereto (collectively, the "Registration Statement"). The Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and has been determined to be in the best interest of the stockholders of the Company's parent, BioDelivery Sciences International, Inc. ("BDSI"). The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the information statement contained therein; provided, however, that BDSI will continue to seek to distribute certain of the Company's securities to its stockholders and intends to file a Registration Statement on Form SB-1 describing such contemplated distribution as soon as is practicable.

         The Company hereby respectfully requests that the Commission contact the Company's counsel, Douglas S. Ellenoff, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300 to confirm its granting of the Company's request. If you have any questions regarding this application for withdrawal, please contact Mr. Ellenoff at (212) 370-1300.


                                        Sincerely,

                                        /s/ Francis E. O'Donnell, Jr.
                                        -------------------------------------
                                        Francis E. O'Donnell, Jr., M.D.
                                        President and Chief Executive Officer
                                        Bioral Nutrient Delivery, LLC